EXHIBIT 12.1

ONEOK, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Six months ended June 30,
(Unaudited)	2005		2004
	(Thousands of dollars)
Fixed Charges, as defined
Interest on long-term debt	$46,464		$45,885
Other interest	9,565		896
Amortization of debt discount and expense	1,674		1,856
Interest on lease agreements	10,391		10,819

Total Fixed Charges	68,094		59,456

Earnings before income taxes and undistributed income from equity investees	209,383		200,531

Earnings available for fixed charges	$277,477		$259,987

Ratio of earnings to fixed charges	4.07	x	4.37	x

For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of income before cumulative effect of a change in accounting principle plus fixed charges and income taxes, less undistributed income for equity investees. “Fixed charges” consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.